Exhibit 99.1

Class 6 Fuel Cell Electric Truck powered by Hexagon Purus & Ballard launched at ACT Expo

Continuing the drive toward zero-emission commercial transport

VANCOUVER, BC, Aug. 31, 2021 /CNW/ - Hexagon Purus and Ballard Power Systems are proud to announce a new collaboration to produce Class 6 & 7 Fuel Cell Electric Trucks powered by Hexagon Purus' turnkey electric drivetrain and hydrogen storage system solutions and Ballard's fuel cell module.

This revolutionary truck will provide a range of over 400 miles and refueling times comparable to conventional trucks. It is a zero-emission solution for fleet owners with demanding operations, moving goods through the 'middle miles,' without the need to expand their fleet.

Ballard's 8th generation of the fuel cell module, the FCmove™, provides a zero-emissions electric power source, with the reliability of over four decades of technology development and over 50 million miles of on-the-road experience.

Hexagon Purus' lightweight type 4 H2 storage systems, high energy density ProPack battery storage, and fully integrated electrified accessory systems deliver light, efficient and long range zero-emissions power for electrified commercial vehicles.

Look for this truck to enter California's Hybrid and Zero-Emission Truck and Bus Voucher Incentive Program (HVIP) eligible vehicle list in 2022. First fleet deployments will be in and around the Los Angeles Basin area - a market with some of the nation's most stringent air quality regulations. California leads the US in supporting the deployment of hydrogen fuel cell technology, including development of a statewide hydrogen fueling infrastructure to service fuel cell vehicles.

Both Hexagon Purus and Ballard have provided hydrogen solutions and equipment to industry for decades. This collaboration of two industry veterans is expected to enable accelerated adoption of hydrogen and fuel cells in heavy-duty transport applications.

Driving energy transformation
"Our goal is to drive energy transformation through zero emission mobility solutions. We look forward to leveraging our extensive experience in lightweight, reliable and safe hydrogen storage and battery electric drivetrain systems, and together with Ballard, pave the way to zero emission commercial transport," says Todd Sloan, EVP, Hexagon Purus.

"Fuel cell and hydrogen technologies will enable the decarbonization of the heavy-duty transportation sector with long range and quick vehicle refueling, without compromising on payload. Our partnership with Hexagon Purus will deliver a high performance zero emission class 6-7 truck with the integration of state-of-the-art fuel cell engine, hydrogen storage and electric drivetrain" Nicolas Pocard, Vice-President Marketing & Strategic Partnership

About the market
Heavy-duty trucks are typically used for highway transportation; therefore, they are required to have sufficient cruising range and load capacity as well as fast refueling capability. For this reason, fuel cell vehicles that run on hydrogen with its higher energy density are considered effective.

Hydrogen fuel cells are a no-combustion technology that require a constant source of fuel and oxygen to create electricity. They emit only water. Hydrogen tanks on a fuel cell electric car or truck can be refilled in about the same amount of time as liquid fuel tanks, eliminating the lengthy recharging times required by battery-dependent electric vehicles. Hydrogen is available today from a variety of carbon-free and low carbon sources, providing low or even negative total carbon emissions from transport fleets, and zero smog-forming pollutants.

Timing
First prototype of the hydrogen truck will be delivered in the 2nd quarter 2022.

About Hexagon Purus ASA:
Hexagon Purus, a Hexagon Composites company, is a world leading provider of hydrogen type 4 high-pressure cylinders, battery packs and vehicle systems integration for fuel cell electric and battery electric vehicles. Hexagon Purus enables zero emission solutions for light, medium and heavy-duty vehicles, buses, ground storage, distribution, maritime, rail and aerospace applications.

Learn more at www.hexagonpurus.com and follow @HexagonPurus on Twitter and LinkedIn.
Learn more at www.hexagongroup.com and follow @HexagonASA on Twitter and LinkedIn

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Hexagon Purus: Todd Sloan, President, Hexagon Purus Systems, Telephone: +1 250-470-8232, todd.sloan@hexagongroup.com; Karen Romer, SVP Communications, Hexagon Composites ASA, Telephone: +47 950 74 950, karen.romer@hexagongroup.com; Ballard Power Systems: Tim Sasseen, Market Development Manager, US, Ballard Power Systems, Telephone +1 805 705 0716, tim.sasseen@ballard.com; Kate Charlton, P.Eng. VP Investor Relations Ballard Power Systems, Cell +1 360 903 6627, Office +1 604 453 3939 kate.charlton@ballard.com

CO: Ballard Power Systems Inc.

CNW 09:00e 31-AUG-21